A copy of this Part A statement has been registered by the Australian Securities Commission ("Commission") on
              1997. Neither the Commission nor any of its officers takes any responsibility as to contents of this statement.







                   PART A STATEMENT RELATING TO
                         PROPOSED OFFERS

                                BY

                        LAYNE CHRISTENSEN
                      AUSTRALIA PTY LIMITED
                         ACN 078 167 610

                   FOR ALL FULLY PAID SHARES IN

                 STANLEY MINING SERVICES LIMITED
                         ACN 009 117 553

     1.   Interpretation

     In this Statement:

     (a)  "Law" means the Corporations Law.

     (b)  "Layne Australia" means Layne Christensen Australia Pty
          Limited, ACN 078 167 610 a company incorporated in New
          South Wales having its registered office at Level 26, 50 Bridge Street, Sydney, NSW;

     (c) "Offers" means the proposed offers by Layne Australia for Stanley Shares to which this Statement relates;

     (d) "Stanley" means Stanley Mining Services Limited ACN 009 117 533, a company incorporated in Western Australia, having its registered office at C/-Nissen, Kestel & Harford, Suite 4, 1st Floor, South Mill Centre, 9 Bowman Street, South Perth, Western Australia;

     (e) "Stanley Shares" means the fully paid ordinary shares of 20 cents each in Stanley on issue at the date the Offers are sent; and

     (f) Words and phrases which have meanings given to them for the purposes of Chapter 6 of the Law or in the document by which the Offers are made bear those meanings in this Statement.

     2.   Offers

     2.1 Layne Australia proposes to dispatch Offers constituting a Takeover Scheme to acquire all of the Stanley Shares for a consideration of 90 cents cash for each Stanley Share. Stanley shareholders may accept the Offers only in respect of all of their Stanley Shares.

     2.2 Stanley shareholders who accept Layne Australia's Offer will retain their entitlement to receive the dividend of 5 cents per Stanley Share that was declared by Stanley on 29 April 1997. However, if an Offer is accepted then Layne Australia will become entitled to all other accretions and rights accrued or accruing directly or indirectly to the Stanley Shares to which the acceptance relates on and after the date on which this Statement was lodged with the Commission, including, without limitation, all rights to receive dividends and to receive, convert to or subscribe for Stanley Shares (whether under a dividend reinvestment plan, option or otherwise), stock units, notes, options or other marketable securities, whether declared paid or issued by Stanley or otherwise.

     2.3 Full particulars of the Offers which Layne Australia proposes to make are contained in the copy of one of the proposed Offers which accompanies this Part A Statement, except that the following details will be inserted in the relevant places in the Offers before they are sent:

          (a)  the date of the Offers;

          (b) the date until which the Offers will remain open unless extended or withdrawn;

          (c) the date upon which the notice under sub-section 663(4) of the Law is to be published; and

          (d) the number of Stanley Shares to which Layne Australia is entitled immediately before the Offers are sent.

     3.   Intended Offer Period

     The Offers are intended to remain open for acceptance for a period commencing on the date of the Offers and ending on the date which is one month after the date of the Offers, unless extended in accordance with their terms or withdrawn in accordance with the Law.


     4.   Directors of Layne Australia

     The names, occupations and addresses of all of the directors of Layne Australia at the date of this Statement are:

          Andrew Bernard Schmitt, Executive          310 West 49th Street
          (President and Chief Executive Officer,    Kansas City, Missouri,USA
          Layne Christensen Company)

          Eric Russell Despain Executive (Senior     2675 Field Point
          Circle Vice President, Layne Christensen   Sandy Utah, USA
          Company)

          Peter Donald Bunting, Chartered            21 Days Crescent
          Accountant                                 Blackheath, New South Wales

     5.   Principal activities of Layne Australia and Layne Group

     5.1 Layne Australia was established for the purpose of making the Offers and currently has no other business.

     5.2 Layne Australia is part of a group of companies, the ultimate parent of which is Layne Christensen Company ("LCC"). LCC is a company incorporated in the state of Delaware in the United States, and its shares are traded on the NASDAQ National Market System.

     The principal activities of LCC and its subsidiaries are:

          (a) locating underground water resources and drilling and developing wells for customers in a variety of industries;

          (b) providing well and pump repair and maintenance services, and well rehabilitation services, to customers in a variety of industries;

          (c) providing soil sampling and exploration drilling services to customers in the minerals exploration industry;

          (d) providing a range of environmental services to customers such as assessment, monitoring and enhancement of the quality of water supplies; and

          (e) manufacturing and marketing a range of equipment used by drilling contractors involved in mineral and energy exploration, mine development and soils and environmental testing.

     6.   Layne Australia's entitlement to Stanley Shares

     6.1 Layne Australia is not entitled at the date of this Statement to any Stanley Shares.

     6.2 Layne Australia is not entitled at the date of this Statement to any other marketable securities of Stanley.

     7. Transactions in Stanley by Layne Australia or its associates during previous 4 months and transactions in Layne Australia

     7.1 During the 4 months immediately preceding the date on which this Statement is lodged for registration with the Commission there were no acquisitions or disposals of Stanley Shares by Layne Australia or any associate of Layne Australia.

     7.2 The only acquisitions or disposals of shares in Layne Australia made by Layne Australia or its associates during the 4 months immediately preceding the date on which this statement is lodged for registration with the Commission were the following:

               Date                     Person to whom issued       Number of fully paid     Issue price per share
                                                                    ordinary shares of $1
                                                                    each

               29 April 1997            Layne Christensen Company   2                        $1.00

     The subscriber shares in Layne Australia, held by the incorporators of Layne Australia, were redeemed on 29 April 1997.

     7.3 Layne Christensen Company ("LCC") is currently in the process of incorporating a new subsidiary in Belgium, to be called Layne Christensen Belgium SA ("Layne Belgium"). Upon Layne Belgium's incorporation, LCC intends transferring its shares in Layne Australia to Layne Belgium for a consideration of $2.00.

     8.   Proposed terms for cancellation of options.

     8.1 Stanley currently has on issue the following non-transferable options to subscribe for ordinary shares in Stanley:

          Name of option holder    Number of options   Exercise price per option
          David Noort              500,000             63 cents
          David Harper             300,000             63 cents
          Gary Savage              300,000             63 cents
          Brian Birmingham         250,000             63 cents
          Tony Grizaard            200,000             63 cents
          Colin Roberts            100,000             63 cents
          Gregory Finch            100,000             63 cents
          Graham Fisher            150,000             63 cents
          Brian Rudd               100,000             63 cents
          Michael Perrott        2,000,000             70 cents

     8.2 Layne Australia proposes, during the Offer Period, to make offers to each option holder substantially in the form of Annexure A to the copy of the proposed Offer which accompanies this Part A Statement.

     8.3 Stanley has agreed to grant David Noort a further 500,000 options in February 1998. The exercise price for these options is not specified in the agreement. Layne Australia intends to negotiate with Mr. Noort during the Offer Period to secure his agreement to the cancellation of his right to receive these options. In exchange, Layne Australia will offer to procure Layne Christensen Company ("LCC") to issue to Mr. Noort options to purchase shares of common stock in LCC on terms and conditions, and at an exercise price, which are similar to options previously offered to employees of LCC who have a seniority and experience comparable with Mr. Noort.

     9.   No pre-emption clause

     As far as Layne Australia is aware the constituent documents of Stanley are its Memorandum and Articles of Association. They contain no restriction on the right to transfer Stanley Shares that has the effect of requiring the holders of Stanley Shares, before transferring them, to offer them for purchase to the members of Stanley or to any other person.

     10.  How cash consideration to be provided

     The consideration for the acquisition of Stanley Shares to which the Offers relate will be 90 cents cash per Stanley Share. In addition, a total of $1,140,000 will be offered to option holders for the cancellation of all of their options. The maximum cash amount that would be required if all the Offers in relation to Stanley Shares and options were accepted is $64,337,392.50.

     Layne's parent company, LCC, has been offered a US $125 million (approximately A$161 million at exchange rates applying at the date of this Statement) credit facility ("Facility") by Bank of America National Trust and Savings Association ("Bank of America"). LCC will ensure that Layne Australia is able to borrow funds under the Facility to enable it to meet its obligations in relation to the Stanley Shares and options, subject to the satisfaction of the conditions precedent referred to below.

     Although Bank of America has entered into a commitment to provide the facility, it has informed LCC that it intends to assemble a syndicate of lenders to provide a portion of the Facility. The syndicate will be arranged by BancAmerica Securities, Inc. ("BASI"), an affiliated company of Bank of America. LCC is not aware of the identity of any of the proposed members of the syndicate, nor is it aware of the portion of the Facility which Bank of America proposes to syndicate.

     The availability of funds under the Facility will be subject to a number of conditions precedent, namely:

     (a) the negotiation and execution of a definitive credit agreement and other related documentation satisfactory to Bank of America and the other syndicated lenders;

     (b) there being no material adverse change (in the reasonable opinion of BASI and Bank of America) in the financial condition, business, operations, properties or prospects of LCC and its consolidated subsidiaries from the date of its audited financial statements as at 31 January 1997;

     (c) the non-occurrence of any material adverse change in loan syndication or capital market conditions after 2 April 1997, generally, which in the reasonable opinion of BASI would affect its syndication efforts in respect of any portion of the Facility;

     (d) until the earlier of 30 September 1997 or notification by BASI of the completion of the syndication of the Facility, there being no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of LCC; and

     (e) other conditions precedent which will be contained in the definitive agreements relating to the Facility. Bank of America has informed LCC that these conditions will include:

         (i) the acquisition of (or the right to acquire) all Stanley Shares on terms and conditions acceptable to Bank of America and the syndicated lenders of the Facility;

         (ii)  all necessary corporate authorisations being obtained;

         (iii) receipt by Bank of America of satisfactory documentation regarding the takeover offer and Layne Australia's obligation to pay the purchase consideration;

         (iv) all representations and warranties made by LCC in connection with the Facility documents being true and complete; and

          (v) cancellation of LCC's existing credit agreement with Bank of America.

     Layne Australia has no reason to believe that the conditions precedent to the availability of funds under the Facility will not be satisfied or waived by the time Layne Australia becomes liable to pay the consideration for the purchase of Stanley Shares or surrender of options.

     Bank of America's commitment to provide the Facility will expire on 30 September 1997 if the Facility has not been drawn down by that date.

     11.  No benefits to officers of Stanley

     Except as otherwise disclosed in this Statement, Layne Australia does not propose in connection with the Offers that:

          (a) a benefit (being a prescribed benefit for the purposes of the Law) other than an excluded benefit within the meaning of the Law will or may be given to a person in connection with the retirement of a person from an office that, in relation to Stanley, is a prescribed office for the purpose of the Law; and

          (b) a benefit (being a prescribed benefit for the purpose of the Law) will or may be given to a person, who in relation to Stanley would be a prescribed person for the purpose of the Law, in connections with the transfer of the whole or any part of the undertaking or property of Stanley.

     12.  Agreement between Layne Australia and the Directors of Stanley

     There is no agreement between Layne Australia, or any of its associates, and any of the directors of Stanley in connection with, or conditional upon, the outcome of the Takeover Scheme except for an agreement dated 7 April 1997 between Layne Christensen Company ("LCC") and Mr. Ross Stanley, a director of Stanley, under which:

     (a) LCC will cause Stanley to terminate Mr. Stanley's current employment with Stanley, and to re-employ him on the terms of the agreement.

     (b) Mr. Stanley's terms and conditions for employment will broadly remain the same as those he currently enjoys, except that the new employment will have a three year term subject to specified rights of early termination.

     (c) Mr. Stanley will have an obligation not to compete with Stanley for a period of up to three years following the termination of his employment.

     (d) Mr. Stanley will be required to subscribe for US$1,500,000 worth or shares of LCC's common stock at the prevailing market price at the time of the subscription. The shares will be issued subject to a restriction on the transfer of the shares for a period of three years; and

     (e) Mr. Stanley will be granted free options by LCC to subscribe for shares of LCC's common stock at an exercise price equal to the closing market price for LCC's common stock on the trading day immediately before the public announcement of Layne Australia's proposed takeover for the Stanley Shares. The number of shares that may be acquired on exercise of the options will be three times the number of shares subscribed for in accordance with paragraph (d) above. Two thirds of the options will become exercisable after a further year. The options will be non-transferable and will expire 10 years after their date of issue if not exercised.

     The rights and obligations of Layne Australia and Mr. Stanley under the agreement are conditional upon each of the conditions to which the Offers are subject being either satisfied or waived by Layne Australia by the end of the Offer Period. However, there is no obligation on Mr. Stanley to accept, or to cause any third party to accept, Layne Australia's Offer.

     13.  Change in financial position of Stanley

     So far as is known to Layne Australia the only changes in the financial position of Stanley since 30 June 1996 (being the date of the last balance sheet laid before Stanley in general meeting on 15 November 1996) are as announced to Australian Stock Exchange Limited (ASX).

     In summary, the announcements were:

     (a)  Allotment of Stanley Shares -- 3 July 1996

          Stanley announced that it had allotted 7.22 million Stanley Shares (part of the 11,666,667 shares authorised at the general meeting of 28 June 1996) at 60 cents per share.

     (b)  Allotment of Stanley Shares -- 8 July 1996

          Stanley announced that it had allotted a further 280,000 Stanley Shares as part of the 11,666,667 shares authorised at the general meeting of 28 June 1996.

     (c)  Allotment of Stanley Shares -- 16 July 1996

          Stanley announced that it had allotted 4,166,667 Stanley Shares. This allotment finalized the allotment of 11,666,667 Stanley Shares authorised at the general meeting of 28 June 1996. The shares were issued at 60 cents per share, as part of a placement to raise additional working capital.

     (d)  Granting of exploration licenses in Cote d'Ivoire -- 17 September 1996

          Stanley announced that Equigold (Cote d'Ivoire) SA, an Ivory Coast registered company owned 42.5% by Stanley, had been granted two exploration licenses covering 2,000 km in Ivory Coast, Western Africa. The consideration paid by the company in relation to the granting of the licenses was US$150,000.

     (e)  Agreement to acquire Glindemann & Kitching Pty Ltd -- 3 October 1996

          Stanley announced it had entered into a Heads of Agreement to acquire mining services company Glindemann & Kitching Pty Ltd ("G&K"). The acquisition will be implemented in a two stage process, involving an initial subscription by Stanley of 51% of the expanded issued capital of G&K for $6.5 million. The remaining 49% shareholding will be acquired in two years time at a purchase price based on a Price Earnings Multiple of five times the average annual after tax profits of G&K during the two year period. The acquisition was subject to satisfactory due diligence by Stanley. A copy of the announcement is attached as Annexure 1.

     (f)  Quarterly report:  Activities September quarter 1996 -- 29 October
          1996

          Exploration results for the September quarter 1996 are set out in the quarterly report, a copy of which is attached as Annexure 2.

     (g) Completion of due diligence and amended terms for acquisition -- 4 November 1996

          Stanley announced that it has successfully completed its due diligence review of G&K and would proceed to finalise the acquisition subject to completion of satisfactory legal documentation. The terms of acquisition with the vendors of G&K had also been amended. The acquisition of the final 49% of G&K will be brought forward to 1 July 1997. A copy of the announcement is attached as Annexure 3.

     (h)  Additions to the official list -- 5 November 1996

          Stanley announced that 2,050.799 Stanley Shares were issued at 65 cents per share were issued pursuant to Stanley's dividend reinvestment plan and quoted for trading on Australian Stock Exchange Limited.

     (i)  Chairman's address to annual general meeting -- 15 November 1996

          The Chairman stated that trading continued to be in line with expectations and all divisions were performing in accordance with budget. Utilisation of all drilling rights continued to be high, and there was a high likelihood ofcontinuing demand for Stanley's services.

     (j)  One for three renounceable rights issue -- 25 November 1996

          Stanley announced that up to approximately 17.5 million Stanley Shares would be issued under a one for three rights issue at 50 cents per share. Funds raised will be used to fund the acquisition of G&K.
          The issue will be underwritten by Paterson Ord Minnett Ltd.

     (k)  Acquisition completed -- 17 December 1996

          Stanley announced that the transaction to acquire 51% of G&K had been completed.

     (l)  Allotment of Stanley Shares -- 17 December 1996

          Stanley announced that it had allotted 2.858 million Stanley Shares at an issue price of 70 cents per share for cash for the purposes of the acquisition of 51% OF G&K.

     (m)  Prospectus for renounceable rights issue -- 20 December 1996

          Stanley announced that up to 17,554,962 Stanley Shares would be issued at 50 cents per share under a one for three rights issue. Funds raised will be used to fund the acquisition of G&K and for continued growth of the company.

          The Chairman of Stanley stated, in connection with the issue, that:

          * the mining services industry continues to be a significant growth industry, and Stanley is one of the leading companies in the industry,

          *  demand for the company's services continues to be very strong,

          * the acquisition of G&K provides the company with additional profit in Australia which enhances its ability to pay fully franked dividends.

          * Stanley's dividend policy remains unchanged at 50% of after tax profits, and

          * the acquisition of G&K also provides an opportunity to rationalise the company's operations in Kalgoorlie and Perth.

          The prospectus also sets out details of the application of the funds to be raised by the issue, the effect of the issue on Stanley's balance sheet, and a forecast of consolidated operating profit after tax for the year ended 30 June 1997 of $4,954,000.

          Copies of relevant extracts from the prospectus are attached as Annexure 4.

     (n)  Quarterly report -- Activities for December quarter -- 30 January 1997

          Exploration results for the quarter ended 31 December 1996 are set out in the quarterly report, a copy of which is attached as Annexure 5.

     (o)  Directorate -- 17 February 1997

          Stanley announced that Mr. Michael Perrott had been appointed executive chairman of Stanley. In consideration of Mr. Perrott entering into a service agreement with the company for a two year period, Stanley's directors resolved to issue 2 million options to Mr. Perrott or his nominee on the following terms:

         (i)   exercise price of 70 cents;

         (ii) 1 million options exercisable on or after 1 February 1998 and prior to 31 January 2003; and

         (iii) 1 million options exercisable on or after 1 February 1999 and prior to 31 January 2003.

          The issue of these options is subject to the approval of shareholders in general meeting.

          Ross Stanley will commence activities as Executive Director International Operations.

          David Noort was appointed General Manager responsible for all company matters. The board of directors resolved to allot Mr. Noort 500,000 options under the Stanley Mining Services Limited Employee Share Option Plan, and a further 1,500,000 options will be allotted under that plan to other key staff members.

     (p) Audited half yearly report for the half year ended 31 December 1996 - 14 March 1997

          Stanley announced that revenue was up 46.9% to $29,782,000, operating profit before abnormal items and tax was up 10.6% to $3,543,000, operating profit after tax but before outside equity interests was up 10.9% to $2,339,000, and operating profit and extraordinary items after tax attributable to members of Stanley was down 10.7% to $1,885,000. A copy of the report is attached as Annexure 6.

     (q)  Response to Stock Exchange enquiry -- 3 April 1997

          Stanley announced that management and other initiatives had not had the expected effect of redressing the adverse profit performance that was disclosed in the company's Half Yearly Report for the period to 31 December 1996. Stanley advised that, based on current trading information, it was likely that the company would not meet the profit forecast contained in its prospectus dated 20 December 1996, and that the profit performance for the full year ended 30 June 1997 was likely to be approximately 20% less than that disclosed in the prospectus.

     (r)  Dividend declaration -- 29 April 1997

          Stanley announced that the fully franked dividend of 5 cents per Stanley Share had been declared. The record date for the dividend will be 13 May 1997. The payment of and payment date for the dividend are subject to a number of conditions. A copy of the announcement is attached as Annexure 7.

     (s)  Quarterly report -- Activities for March quarter 1997  --
          29 April 1997

          Exploration results for the quarter ended 31 March 1997 are set out in the quarterly report, a copy of which is attached as Annexure 8.

     14.  Agreements relating to transfer of Stanley Shares by Layne Australia

     There is no present agreement, arrangement or understanding whereby any Stanley Shares acquired by Layne Australia pursuant to the Offers will or may be transferred to any other person, except that Bank of America will be granted rights over the Stanley Shares to be purchased by Layne Australia for the purpose of securing repayment of the credit facility described in clause 10, and in the exercise of those security rights Bank of America may require Layne Australia to sell the Stanley Shares which it holds.

     15.  No escalation agreement

     There is no agreement, arrangement or understanding for the acquisition of Stanley Shares by Layne Australia or by a person associated with Layne Australia (within the meaning of Section 609 of the Law) being an agreement, arrangement or understanding under which the person or either or any of the persons from whom Stanley Shares have been or are to be acquired or an associate of that person or of either or any of those persons may, at any time after an Offer is sent, become entitled to any benefit, whether by way of receiving an increased price for those Stanley Shares or by payment of cash or otherwise, that is related to, dependent upon, or calculated in any way by reference to the consideration payable for Stanley Shares acquired after the agreement, arrangement or understanding was entered into.

     16. Layne Australia's present intentions about business, assets and employees of Stanley

     Subject to the matter specifically set out below and in clause 12 above, Layne Australia presently:

     (a)  intends to continue the business of Stanley;

     (b) does not intend to make any major changes to the business of Stanley, including the deployment of the fixed assets of Stanley; and

     (c) does not intend to change the employment of the present employees of Stanley.

     In the event that Layne Australia receives sufficient acceptances and its Offers become unconditional, it is the present intention of Layne Australia that the board of directors of Stanley should be reconstituted such that a majority of the board of Stanley (including the Chairman) would comprise nominees of Layne Australia. Layne Australia expects that it will be necessary to seek the removal of most of the current board in order to achieve this outcome.

     Subject to the following paragraph, Layne Australia intends to continue the business of Stanley in substantially the same manner as it is currently conducted. However, if Layne Australia gains control of Stanley then it will examine the exploration and mining activities which Stanley currently carries on in West Africa with a view to determining whether those activities are complementary to Stanley's core activities. If they are determined to be non-core activities, then Layne Australia will consider disposing of Stanley's interest in those activities on appropriate terms and conditions.

     If Layne Australia is able to proceed to compulsory acquisition in accordance with Section 701 of the Law and acquires 100% of the Stanley Shares, it will consider reorganising the business and operations of Stanley. The reorganisation may be implemented by transferring the assets and, if applicable, novating the liabilities of the group of companies comprising Stanley and its subsidiaries ("Stanley Group") amongst the group of companies comprising Layne Australia and its subsidiaries. The transfer may be achieved by voluntary liquidation of one or more Stanley Group companies. Although the employment of some employees of Stanley Group companies may be transferred to another company in the group, Layne Australia does not intend to make any Stanley Group employees redundant or adversely affect their terms and conditions of employment.

     Layne Australia has not yet made any firm decision as to whether this or any other kind of reorganisation will b undertaken. Its decision whether to do so will be influenced by further professional advice regarding the business, financial, legal, stamp duty and tax consequences of any reorganisation.

     In the event that it becomes entitled to do so under the Law, Layne Australia intends to proceed to compulsory acquisition of all Stanley Shares under section 701 of the Law. In these circumstances, Layne Australia will also seek to have Stanley delisted from the Official List of Australian Stock Exchange Limited.

     17.  Other material information

     Layne Australia obtained a letter from the Commission on 27 March 1997 indicating that the arrangement with Mr. Stanley described in clause 12 above would not, in the Commission's view, infringe section 698 of the Law, and advising that the Commission will take no enforcement action in relation to section 698 with respect to the arrangement.

     Layne Australia also obtained from the Commission on 30 April 1997 relief from section 698 of the Law to enable it to make the offers in relation to the options referred to in clause 8, and relief from section 637(1)(a) and 657(1)(a) of the Law to allow this Statement and any notice of variation of the Offers to be signed on behalf of a director of Layne Australia by an agent authorised in writing.

     Layne Australia understands that Stanley is currently involved in discussions with Australian Stock Exchange Limited with a view to amending the record date for the dividend that was declared on 29 April (see clause 13(r) above) to a date with is 9 business days after the date upon which Layne Australia declares its Offers to be free of conditions or the Offers lapse, whichever is the earlier. If this or any similar variation to the terms of payment of the dividend is made by Stanley, then it is the intention of Layne Australia to postpone (to the extent that it is entitled to do so under the Law) its registrations as the holder of Stanley Shares for which acceptances have been received until such time as the revised record date for the dividend has passed.

     Except as contained elsewhere in this Statement, there is no other information material to the making of a decision by a holder of Stanley Shares whether or not to accept the Offers being information that is known to Layne Australia and which has not previously been disclosed to holders of Stanley Shares.

     DATED 31 April 1997



     SIGNED by Peter Donald Bunting, a director of Layne Australia on his own behalf and on behalf of Andrew Bernard Schmitt, authorised to sign this Statement pursuant to a resolution passed by the directors of Layne Australia on 30 April 1997.



     /s/ Peter Donald Bunting        /s/ Peter Donald Bunting
     ---------------------------     --------------------------
     Director                        Director (by duly authorized Agent)